SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2020 Business Report

-	For the Audit Reports of Woori Financial Group for Fiscal Year 2020, please refer to the exhibits to the Form 6-K furnished to the U.S. Securities and Exchange Commission on March 12, 2021.

Summary of 2020 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd., as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020

Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank (formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of December 31, 2020

Type	Name of Company	(Controlling Company)
Company	Woori Financial Group	—

First Tier Subsidiaries (12 companies)	Woori Bank (equity ownership 100.0%)	Woori Financial Group
Woori Card (equity ownership 100.0%)
Woori Financial Capital (equity ownership 74.04%)
Woori Investment Bank (equity ownership 58.70%)
Woori Asset Trust (equity ownership 51.0)%
Woori Asset Management (equity ownership 73.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Global Asset Management (equity ownership 100.0%)
Woori FIS (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
	Woori Savings Bank (equity ownership 100.0%)	Woori Financial Capital
Korea BTL Infrastructure Fund (equity ownership 99.88%)
Second Tier Subsidiaries (15 companies)	Woori America Bank (equity ownership 100.0%)	Woori Bank
Woori Bank China Limited (equity ownership 100.0%)
PT Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Banco Woori Bank do Brazil S.A. (equity ownership 100.0% - 1 share)
Woori Global Markets Asia Limited (equity ownership 100.0%)
Woori Bank Vietnam Limited (equity ownership 100.0%)
Woori Wealth Development Bank (equity ownership 51.0%)
Woori Finance Myanmar (equity ownership 100.0%)
WB Finance Co., Ltd (Cambodia) (equity ownership 100.0%)
Woori Bank Europe Gmbh (equity ownership 100.0%)
	Tutu Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card
	Woori-Hanwha Eureka Private Equity Fund (equity ownership 0.80%)	Woori Private Equity Asset Management

Note 1)	Listed Companies : Woori Financial Group, Woori Financial Capital, Woori Investment Bank and PT Bank Woori Saudara Indonesia
Note 2)	Woori Financial Capital and Woori Savings Bank were formerly known as Aju Capital and Aju Savings Bank, respectively, until name changes made in January 2021.

2.	Capital Structure (Changes in Capital)

As of December 31, 2020	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%

Note 1)	Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).
Note 2)	Our capital changed in September 2019 due to the comprehensive stock exchange. The issue price is based on the closing stock price of the comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of December 31, 2020	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000
Number of issued shares	722,267,683	722,267,683	Note 1)
Number of treasury shares	2	2	Note 2)
Number of outstanding shares	722,267,681	722,267,681

Note 1)	New common shares of 42,103,377 were issued on September 10, 2019 due to a small scale stock exchange between Woori Financial Group and Woori Card.
Note 2)	Acquired from the issuance of fractional shares.

4.	Voting Rights

As of December 31, 2020	(unit: shares)

Items		Number of shares	Notes
Number of issued shares	Common Shares	722,267,683	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,669,293	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	710,598,388	—
	Preferred Shares	—	—

Note 1)	Acquired treasury shares from the issuance of fractional shares (based on Article 369 of the Commercial Act).
Note 2)	Pursuant to Article 8-2 of the Financial Holding Company Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.

5.	Dividend Information

Woori Financial Group was established on January 11, 2019.

Items		2020	2019	2018
Par value per share (Won)		5,000	5,000	—
Net profit (Millions of Won)		1,307,266	1,872,207	—
Earnings per share (Won)		1,742	2,727
Total cash dividends (Millions of Won)		260,016	505,587	—
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		19.89	27.00	—
Cash dividend yield (%)	Common Shares	3.6	5.8	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	360	700	—
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)	The dividend payments for FY2020 have yet to be approved by the shareholders of Woori Financial Group Inc. If the dividend payments are rejected or modified at the AGM for FY2020, then the details and the reason will be disclosed through a separate amendment filing.

II.	Business Overview

1.	Results of Operations

As of December 31, 2020	(unit: billions of Won)

Type	2020	2019	2018
Operating income	2,080	2,800	—
Non-operating income	-79	-77	—
Income from continuing operations before income tax	2,001	2,723	—
Income tax expense from continuing operations	486	685	—
Income from discontinued operations	—	—	—
Net income	1,515	2,038	—
Controlling Interest	1,307	1,872	—
Non-controlling Interest	208	165	—

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated, other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2020			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	265,636,358	1.08	71.78	249,106,041	1.51	71.14
	Borrowings	19,606,056	1.31	5.30	18,013,074	1.92	5.14
	Debentures	32,287,676	2.24	8.73	30,401,987	2.56	8.68
	Others	26,523,338	—	7.17	28,928,780	—	8.26

	Total Liabilities	344,053,429	—	92.97	326,449,882	—	93.23
Total Equity		25,996,721	—	7.03	23,703,431	—	6.77

Total Liabilities & Equity		370,050,150	—	100.00	350,153,313	—	100.00

Note 1)

- Average Balance in 2020 : average of balances as of December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

- Average Balance in 2019 : average of balances as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019.

Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2020			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	11,925,297	0.45	3.22	9,202,054	1.55	2.63
	Marketable securities	54,474,169	1.87	14.72	50,396,362	2.29	14.39
	Loans	269,533,892	2.98	72.84	254,691,201	3.48	72.74
	Loans in local currency	233,117,610	2.75	63.00	219,418,214	3.22	62.66
	Loans in foreign currency	22,614,578	3.99	6.11	20,982,894	4.59	5.99
	Guarantee payments	15,845	4.04	0.00	12,410	1.48	0.00
	Credit card receivables	8,207,859	7.87	2.22	8,139,789	7.98	2.32
	Foreign bills bought	5,578,001	1.53	1.51	6,137,894	2.96	1.75
	Bad debt expense in local currency (-)	-1,708,074	—	-0.46	-1,666,215	—	-0.48
	Others	35,824,866	—	9.68	37,529,911	—	10.72

Total Assets		370,050,150	—	100.00	350,153,313	—	100.00

Note 1)	- Average Balance in 2020 : average of balances as of December 31, 2019, March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.
- Average Balance in 2019 : average of balances as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019.
Note 2)	- Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2020	2019
Equity capital (A)	27,448	27,115
Risk weighted assets (B)	198,269	228,046
BIS(Capital adequacy) ratio (A/B)	13.84	11.89

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards (2019 figures based on Standardised Approach / 2020 3Q figures based on IRB Approach)

Figures of Affiliated Companies

As of the end of the periods indicated	(units: 100 millions of Won, % )

Name of Company	Type		2020	2019	2018
Woori Bank	BIS ratio	Equity capital (A)	252,691	243,142	242,508
		Risk weighted assets (B)	1,457,554	1,578,895	1,549,710
		Capital adequacy ratio (A/B)	17.34	15.40	15.65
Woori Card	Adjusted capital ratio		19.93	18.33	18.08
	Tangible common equity ratio		13.48	14.29	13.54
Woori Financial Capital	Adjusted capital ratio		12.17	13.46	15.47
	Tangible common equity ratio		10.77	12.08	14.04
Woori Investment Bank	BIS ratio	Equity capital (A)	4,918	3,381	3,003
		Risk weighted assets (B)	31,922	26,303	23,192
		Capital adequacy ratio (A/B)	15.41	12.86	12.95
Woori Asset Trust	Operating capital ratio		1,286.43	1,397.97	957.76
Woori Asset Management	Minimum operating capital ratio		754.11	655.8	558.9
Woori Savings Bank	BIS ratio		13.40	13.46	12.29

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards
Note 3)	Figures for Woori Card are based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 4)	Figures for Woori Financial Capital are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements
Note 5)	Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements
Note 6)	Figures for Woori Asset Trust are based on K-IFRS separate financial statements Note 7) Figures for Woori Asset Management are based on K-IFRS separate financial statements
Note 7)	Figures for Woori Savings Bank are based on K-GAAP

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2020			2019			2018
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	40,308	7,911	509.5	45,079	7,475	603.1	—
Woori Card Note 2)	6,255,965	1,406,387	444.8	5,976,031	1,407,335	424.6	6,055,752	1,349,874	448.6
Woori Financial Capital Note 2)	1,357,876	616,632	220.2	1,037,894	498,197	208.3	775,049	507,519	152.7
Woori Investment Bank Note 2)	2,166,208	1,555,418	139.3	1,671,823	1,118,318	149.5	1,183,476	444,475	266.3
Woori Asset Trust Note 2)	148,856	16,157	921.3	67,555	14,595	462.9	61,161	9,411	649.9
Woori Savings Bank Note 2)	267,927	209,712	127.76	263,961	228,491	115.52	289,957	248,252	116.80

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2020			2019			2018
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	425	—	—	38,111	34,734	109.7	82,633	78,104	105.8

Note 1)	Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios

(unit: % )

Name of Company	Type	2019	2018	2017
Woori Bank	Liquidity coverage ratio Note 1)	92.07	107.27	103.40
	Foreign currency liquidity coverage ratio Note 2)	106.06	110.50	108.98
	Ratio of business purpose premises and equipment	11.68	12.22	12.34

Note 1)	Method of calculation based on business disclosure (average of daily ratios for business days in a quarter), applicable periods are 2020 4Q, 2019 4Q and 2018 4Q
- Under the Plans for Temporary Easing of Financial Regulations in Response to COVID-19 announced by the Financial Services Commission, the liquidity coverage ratio requirement for banks has been reduced from 100% to 85% until the end of March 2021.
Note 2)	Method of calculation of based on business disclosure (average of quarterly ratios), applicable periods are 2020 4Q, 2019 4Q and 2018 4Q
- Under the Plans for Temporary Easing of Financial Regulations in Response to COVID-19 announced by the Financial Services Commission, the foreign currency liquidity coverage ratio requirement for banks has been reduced from 80% to 70% until the end of March 2021.

Profitability Ratios

(unit: % )

Type	2020		2019		2018
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group Note 1)
Including non-controlling interests	0.40	6.80	0.57	10.11	—
Excluding non-controlling interests	0.34	5.87	0.52	9.29	—
Woori Bank Note2)	0.38	5.83	0.55	8.36	0.60	8.82
Woori Card Note2)	0.98	5.29	0.90	5.05	0.72	4.00
Woori Financial Capital Note2)	1.53	13.83	1.64	12.64	1.66	11.48
Woori Investment Bank Note2)	1.47	13.1	1.69	13.66	1.30	10.49
Woori Asset Trust Note3)	22.03	31.51	25.20	37.60	28.30	48.80
Woori Asset Management	5.85	6.12	7.41	7.77	6.06	6.32
Woori Savings Bank Note4)	0.97	10.10	1.05	11.41	1.59	19.80

Note 1)	On an annualized basis based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service. Average balance of total assets and equity calculated by averaging the balances at the beginning and end of each quarter.
Note 2)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service and non-consolidated basis
Note 3)	Non-consolidated basis, and total assets and total equity are calculated by averaging the balances at the end of the previous year and each quarter.
Note 4)	Based on K-GAAP

Group Asset Quality

As of the end of the periods indicated	(units: billions of Won, % )

Type	2020	2019
Total loans	299,075	266,432
Substandard and below loans	1,256	1,198
Substandard and below ratio	0.42	0.45
Non-Performing Loans	1,149	1,068
NPL Ratio	0.38	0.40
Substandard and below coverage ratio (A/B)	153.8	133.6
Loan Loss reserve (A)	1,932	1,600
Substandard and below loans (B)	1,256	1,198

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: % )

Type	2020			2019			2018
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.32	0.30	153.95	0.40	0.36	121.80	0.51	0.43	119.42
Woori Card	0.63	—	102.65	0.80	—	102.84	0.80	—	104.02
Woori Financial Capital	1.77	1.75	140.16	2.28	2.28	97.71	1.38	1.38	158.73
Woori Investment Bank	0.79	0.20	84.72	0.49	0.21	167.39	1.51	1.49	51.21
Woori Asset Trust	63.64	—	—	37.51	—	—	10.52	—	—
Woori Savings Bank	3.40	—	—	3.51	—	—	3.36	—	—

Note 1)	Based on the applicable standards for company business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2020	2019
ASSETS
Cash and cash equivalents	9,990,983	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”)	14,762,941	8,069,144
Financial assets at fair value through other comprehensive income	30,028,929	27,730,531
Securities at amortized cost	17,020,839	20,320,539
Loans and other financial assets at amortized cost	320,106,078	293,717,693
Investments in joint ventures and associates	993,291	806,360
Investment properties	387,464	280,239
Premises and equipment	3,287,198	3,364,716
Intangible assets and goodwill	792,077	844,110
Assets held for sale	60,002	10,556
Net defined benefit asset	5,658	2,582
Current tax assets	75,655	47,367
Deferred tax assets	46,088	39,544
Derivative assets (designated for hedging)	174,820	121,131
Other assets	1,348,994	233,646

Total assets	399,081,017	361,980,724

LIABILITIES
Financial liabilities at FVTPL	6,813,822	2,958,302
Deposits due to customers	291,477,279	264,685,578
Borrowings	20,745,466	18,998,920
Debentures	37,479,358	30,858,055
Provisions	501,643	443,980
Net defined benefit liability	52,237	92,470
Current tax liabilities	370,718	182,690
Deferred tax liabilities	160,250	134,322
Derivative liabilities (designated for hedging)	64,769	6,837
Other financial liabilities	14,215,817	17,706,767
Other liabilities	473,813	420,471

Total liabilities	372,355,172	336,488,392

EQUITY
Owners’ equity:	23,053,608	21,510,370
Capital stock	3,611,338	3,611,338
Hybrid securities	1,895,366	997,544
Capital surplus	626,111	626,295
Other equity	(2,347,472)	(2,249,322)
Retained earnings	19,268,265	18,524,515
Non-controlling interests	3,672,237	3,436,658

Total equity	26,725,845	25,492,332

Total liabilities and equity	399,081,017	361,980,724

Number of Consolidated Subsidiaries (excluding holding company)	131	102

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2020	2019
Operating income	2,080,394	2,799,976
Net interest income	5,998,512	5,893,706
Net fees and commissions income	1,014,039	1,102,628
Dividend income	138,543	107,959
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss)	421,709	25,455
Net gain or loss on financial assets at FVTOCI	24,138	11,015
Net gain on disposals of financial assets at amortized cost	44,443	102,115
Impairment losses due to credit loss	(784,371)	(374,244)
General and administrative expenses	(3,956,181)	(3,766,077)
Other net operating income (expenses)	(820,438)	(302,581)
Non-operating income(expense)	(79,143)	(76,927)
Net income before income tax expense	2,001,251	2,723,049
Income tax expense	(486,002)	(685,453)
Net income	1,515,249	2,037,596
Net income attributable to owners	1,307,266	1,872,207
Net income attributable to the non-controlling interests	207,983	165,389
Other comprehensive income (loss), net of tax	(82,207)	51,782
Items that will not be reclassified to profit or loss	54,964	(92,777)
Items that may be reclassified to profit or loss	(137,171)	144,559
Total comprehensive income	1,433,042	2,089,378
Comprehensive income attributable to the owners	1,233,097	1,914,393
Comprehensive income attributable to non-controlling interests	199,945	174,985
Net income per share:
Basic and diluted loss per share (in Korean Won)	1,742	2,727

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2020	2019
ASSETS
Cash and cash equivalents	69,176	43,670
Financial assets at fair value through profit or loss	7,247	9,434
Financial assets at fair value through other comprehensive income	149,614	—
Loans and other financial assets at amortized cost	619,117	1,269,203
Investments in subsidiaries	21,562,229	19,873,593
Premises and equipment	12,538	7,383
Intangible assets	5,282	3,310
Net defined benefit asset	3,509	—
Current tax assets	307	—
Deferred tax assets	964	—

Total assets	22,429,983	21,206,593

LIABILITIES
Debentures	1,147,503	947,679
Provisions	782	600
Net defined benefit liability	—	3,482
Current tax liabilities	215,071	133,526
Deferred tax liabilities	—	154
Other financial liabilities	22,085	10,745
Other liabilities	570	4,142

Total liabilities	1,386,011	1.100,328

EQUITY
Capital stock	3,611,338	3,611,338
Hybrid security	1,895,322	997,544
Capital surplus	14,874,084	14,874,084
Other equity	(1,518)	(631)
Retained Earnings	664,746	623,930

Total equity	21,043,972	20,106,265

Total liabilities and equity	22,429,983	21,206,593

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2020	2019
Operating Income:	594,752	629,437
Net interest income	(12,953)	40
Interest income	10,082	7,741
Interest expense	(23,035)	(7,701)
Net fees and commissions loss	(15,394)	(15,833)
Fees and commissions income	805	—
Fees and commissions expense	(16,199)	(15,833)
Dividend income	680,375	676,000
Net gain on financial instruments at FVTPL	(920)	9,434
Impairment losses due to credit loss	116	(263)
General and administrative expenses	(56,472)	(39,941)
Non-operating loss	(215)	(750)
Net other non-operating loss	(215)	(750)
Net Income before income tax expense	594,537	628,687
Income tax expense	781	(394)
Net Income	595,318	628,293
Other comprehensive loss, net of tax	(887)	(631)
Items that will not be reclassified to profit or loss	(887)	(631)
Net loss on valuation of equity securities at FVTOCI	(280)	—
Remeasurement loss related to defined benefit plan	(607)	(631)
Total comprehensive Income	594,431	627,662
Net Income per share:
Basic and diluted Income per share (In Korean Won)	757	900

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2020	2019	2018
Auditor	Samil PricewaterhouseCoopers	Deloitte Anjin LLC	—
Auditor’s Opinion	Note 1)	Note 2)	—

Note 1)	In its audit reports, Samil PricewaterhouseCoopers stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as at December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

Note 2)	In its audit reports, Deloitte Anjin LLC stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2019 and December 31, 2018, respectively, and its financial performance and its cash flows for the years then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

Term	Auditor	Description	Fee	Total Time Note 1)
2020	Samil PricewaterhouseCoopers	Closing audit (including internal accounting management system)	KRW 1,135 million	10,514 hours
		3Q review		3,865 hours
		1H review		2,505 hours
		1Q review		1,350 hours
2019	Deloitte Anjin LLC	Closing audit (including internal accounting management system)	KRW 752 million —	10,849 hours
		Interim audit		7,074 hours
		3Q review		6,095 hours
		1H review		2,591 hours
		1Q review		856 hours
2018	—			—

Note 1)	Total time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	Auditing services provided in connection with the submission of a holding company establishment report to the Fair Trade Commission	KRW 67 million

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2020	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting for FY2021	KRW 2,370 million
		U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting for FY2020	KRW 2,280 million
2019	Deloitte Anjin LLC	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting for FY2019	KRW 1,873 million

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees

2020	July 9, 2020	Tax adjustment (including review relating to application of consolidated tax)	July 9, 2020 ~ May 31, 2021	KRW 61 million
2019	April 18, 2019	Tax adjustment (including review relating to application of consolidated tax)	April 18, 2019 ~ May 31, 2020	KRW 88 million
	May 14, 2019	Issuance of agreed-upon procedure report relating to asset management company establishment registration submitted to the Financial Supervisory Service	May 14, 2019 ~ May 31, 2020	KRW 18 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Group Executive Officer Candidates

(f)	Committee for Internal Control Management

(As of December 31, 2020)

Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)

Board Risk Management Committee	Three outside directors One non-standing director One standing director	(Chairman) Sang-Yong Park (outside director) Dennis Chan (outside director) Zhiping Tian (outside director) Hong-Tae Kim (non-standing director) Won-Duk Lee (standing director)

Compensation Committee	Six outside directors One non-standing director

(Chairman) Chan-Hyoung Chung (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Hong-Tae Kim (non-standing director)

Committee for Recommending Executive Officer Candidates	Six outside directors

(Chairman) Dong-Woo Chang (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Committee for Recommending Group Executive Officer Candidates	Six outside directors One standing director

(Chairman) Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Committee for Internal Control Management	One outside director One non-standing director One standing director	(Chairman) Sang-Yong Park (outside director) Hong-Tae Kim (non-standing director) Tae-Seung Son (standing director)

2.	Affiliated Companies (As of December 31, 2020)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2020	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	17.25	124,604,797	17.25	Note 1)
Total		Common	124,604,797	17.25	124,604,797	17.25
		Others	—	—	—	—

Note 1)	Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of December 31, 2020	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)

Note 1)	Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.
*	transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000
Note 2)	Small scale stock exchange between Woori Financial Group and Woori Card.

c.	Share Ownership of More Than 5%

As of December 31, 2020	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	17.25	—
	National Pension Service	70,818,135	9.80	—
	Nobis1, Inc. (IMM PE)	40,560,000	5.62	—
Employee Stock Ownership Association		60,962,300	8.44	Note 1)

Note 1)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2020	August 2020	September 2020	October 2020	November 2020	December 2020
Common Shares	High	9,060	9,240	8,620	9,220	10,300	10,300
	Low	8,410	8,390	8,080	8,410	9,230	9,690
	Average	8,783	8,744	8,432	8,748	9,830	10,033
Monthly Trade Volume	High	2,645,106	3,535,877	1,978,885	3,478,736	3,694,198	4,970,135
	Low	682,717	1,033,160	813,220	1,167,198	1,164,944	1,223,598
	Monthly Total	36,616,493	37,441,383	27,777,816	37,069,678	40,859,660	45,404,568

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADRs)

Period		July 2020	August 2020	September 2020	October 2020	November 2020	December 2020
ADS	High	23.19	23.50	22.08	24.88	28.00	28.50
	Low	21.32	20.93	20.71	21.66	24.43	26.64
	Average	21.99	22.17	21.57	22.98	26.51	27.68
Won Conversion	High	27,837	27,845	25,911	28,216	31,153	31,552
	Low	25,467	24,888	24,115	25,199	27,616	29,336
	Average	26,361	26,318	25,431	26,305	29,610	30,308
Monthly Trade Volume	High	169,200	58,700	53,800	74,436	42,413	39,011
	Low	19,900	10,900	19,600	8,687	5,856	10,162
	Monthly Total	1,028,500	752,900	619,600	564,413	386,106	481,268

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADR represents three common shares.
Note 3)	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of December 31, 2020

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	88,127	January 11, 2019 ~	Note 1)
Senior Deputy President	Registered	Won-Duk Lee	21,500	December 18, 2020 ~	Note 2)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dennis Chan	—	March 25, 2020 ~	Note 3)
Outside Director	Registered	Zhiping Tian	—	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 2)
Non-standing Director	Registered	Hong-Tae Kim	—	March 25, 2020 ~	Note 3)
Deputy President	Non-Registered	Min-cheol Shin	17,000	December 24, 2020 ~	December 23, 2022
Deputy President	Non-Registered	Dong-Su Choi	19,738	January 11, 2019 ~	December 17, 2021
Deputy President	Non-Registered	Jin-Ho Noh	6,000	February 11, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Kyu-Mok Hwang	16,239	December 18, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Seok-Tae Lee	18,857	December 18, 2020 ~	December 17, 2021
Deputy President	Non-Registered	Seok-Young Chung	22,951	December 18, 2020 ~	January 10, 2023
Senior Managing Director	Non-Registered	Weon-Cheol Hwang	4,000	December 18, 2020 ~	December 17, 2021
Senior Managing Director	Non-Registered	Jong-Il Park	14,619	December 18, 2020 ~	December 31, 2021
Senior Managing Director	Non-Registered	Byoung-Kwon Woo	5,500	December 18, 2020 ~	February 10, 2022
Senior Managing Director	Non-Registered	Sung-Wook Lee	10,000	December 18, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Jong-Keun Lee	2,000	December 18, 2020 ~	December 17, 2022

Note 1)	Date of the 2023 annual general meeting of shareholders
Note 2)	Date of the 2021 annual general meeting of shareholders
Note 3)	Date of the 2022 annual general meeting of shareholders
Note 4)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 5)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of December 31, 2020	(units: persons, millions of Won)

	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	123	—	32	—	155	18 months (15 years 1 month)	21,703	140	—

Note 1)	25 employees (20 regular employees and 5 contract employees) concurrently employed by affiliated companies are excluded
Note 2)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 3)	Contract employees include non-registered executives

3.	Directors’ Compensation

As of December 31, 2020	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	3	1,373	458	—
Outside Directors (excludes audit committee members)	3	186	62	—
Audit Committee Members	3	157	52	—
Auditor	—	—	—	—

Note 1)	Registered directors and audit committee members include uncompensated directors
Note 2)	Only the compensation amount paid by Woori Financial Group is included for the three executives concurrently employed by Woori Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 18, 2021	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Senior Managing Director